Exhibit 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rio Alto Mining Limited (the “Issuer”) on Form 40-F for the period ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Anthony Hawkshaw, Chief Financial Officer of the Issuer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer .

March 28, 2014

/s/ “Anthony Hawkshaw”
Anthony Hawkshaw
Chief Financial Officer